Gary Carlin Managing Director Corporate Controller (212) 449-5825 Gary_Carlin@ml.com
4 World Financial Center New York, New York 10080 January 17, 2008

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-7010

Re:  Merrill Lynch & Co., Inc. (“Merrill Lynch”)
       Commission File No. 1-7182

Dear Mr. Decker,

Merrill Lynch is in receipt of your letter of December 28, 2007, concerning the staff’s review of Merrill Lynch’s report on Form 10-K for the fiscal year ended December 29, 2006 and Forms 10-Q for the fiscal quarters ended March 30, 2007, June 29, 2007 and September 28, 2007.  Further to a telephone conversation between Gus Rodriguez of the SEC and David Moser of Merrill Lynch, on January 15, 2008, this is to advise you that the staff’s comments are under active consideration and that Merrill Lynch intends to provide comprehensive responses at the earliest practicable date.  Due to staffing commitments necessary for preparation of our full year 2007 earnings announcement on January 17, 2008, we believe that we will be in a position to respond to the comment letter by January 31, 2008.

Thank you for your attention.

Sincerely,

/s/ Gary Carlin
Gary Carlin
Managing Director
Corporate Controller

CC:            N. Chai
  C. Hayward
  D. Moser